Exhibit 99.1

JOINT FILING AGREEMENT

        The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other person, except to the extent that he knows or has reason to believe that such information is inaccurate.

Dated: December 19, 2008

/s/ Holland M. Ware
Holland M. Ware
/s/ David C. Cook
David C. Cook